Union Capital @ Work


KNAACK

COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$7.4B	$11.7B	132,001	217.0M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED